FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Capital

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001‐56

Commercial Registry (NIRE) number 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 25, 2013

1.      DATE, TIME AND PLACE:      On the 25th of March, 2013, at 9:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.      CONDUCTION OF THE MEETING:  Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.      CALL TO ORDER AND ATTENDANCE:     All board members were present.

4.      AGENDA:            (i) to be informed of the progress of the approval process of the joint-venture between the Company and Klein Family before the antitrust authorities (Conselho Administrativo de Defesa Econômica - "CADE") as well as (ii) to deliberate any appropriate action to be taken by the Company.

5.      RESOLUTIONS: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and unanimously:

         5.1.     following report of the Chief Executive Officer, the Board members took note of the progress of the Concentration Act no. 08012.010473/2009-34, related to the Joint-Venture Agreement, entered into on December 4, 2009, and amended on July 10, 2010 (the "JV Agreement"), including the proposed signing of the Term of Performance Commitment (Termo de Compromisso de Desempenho – “TCD”), by the Company, together with the other parties to the JV Agreement, as proposed by the Reporting Commissioner and discussed with representatives of the parties, and the discussions with the Klein Family and their representatives on the subject;

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         5.2.    considering that the Board members understands that entering into the TCD, as proposed, represents the alternative that best meets the interests of Via Varejo S.A., the Company and the association, subject to the JV Agreement, the Board members authorized the Company’s management to proceed with all due measures to enter into the TCD, in compliance with the terms and conditions set forth in the JV Agreement.

6.      APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, April 25, 2013. Signatures: Chairman – Abilio dos Santos Diniz; Secretary ‐ Julian Fonseca Peña Chediak. Board members present: Abilio dos Santos Diniz, Arnaud Strasser, Jean Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Ulisses Kameyama, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Luiz Fernando Figueiredo, Claudio Eugenio Stiller Galeazzi, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Fábio Schvartsman.

I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 8, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.